UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF

GLOBAL HEALTH VENTURES INC.
(Exact name of registrant as specified in its charter)

Nevada	N/A
(State of incorporation of organization)	(I.R.S. Employer Identification No.)

409 Granville Street, Suite 1023 Vancouver, British Columbia, Canada	V6C 1T2
((Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange of which each class is to be registered:
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities Act registration statement file number to which this form relates: 333-137888

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value
(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered

The authorized capital of Global Health Ventures Inc. (the “Company”) consists of 1,000,000,000 shares of common stock, $0.0001 par value and 80,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Holders of the Company’s common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in dividends from sources legally available, therefore, when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders.

The Board of Directors is authorized to issue additional shares of common stock not to exceed the amount authorized by the Company’s Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Voting Rights

Each holder of the Company’s common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of common stock do not have cumulative voting rights, the holders of more than fifty percent of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividend Policy

Holders of the Company’s common stock are entitled to dividends if declared by the Board of Directors out of funds legally available therefore. Although there are no restrictions that limit the Company’s ability to pay dividends on its shares of common stock, the Company intends to retain future earnings, if any, to for use in the operation and expansion of its business and does not anticipate declaring or paying any dividends in the foreseeable future. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company’s financial condition, capital requirements, general business conditions and other factors.

Preferred Stock

The following is a description of the Company’s preferred stock, none of which is being registered under this Form 8-A.

The Company has designated 10,000,000 shares of its preferred stock as Series “A” Preferred Stock. The Series “A” Preferred Stock ranks senior to any other series of the Company’s preferred stock, the Company’s common stock and any other class of the Company’s securities which is specifically designated as junior to the Series “A” Preferred Stock, in each case with respect to dividend distributions and distributions of assets upon the liquidation, dissolution or winding up of the Company. The Series “A” Preferred Stock also carries with it the right to convert all or a portion of such stock into the Company’s common stock on a one-for-one basis, provided that a majority of the outstanding shares of the Series “A” Preferred Stock vote in favor of converting the entire outstanding Series “A” Preferred Stock into common stock.

Voting Rights

Each share of the Company’s Series “A” Preferred Stock carries voting weight equal to 100 shares of the Company’s common stock.  Except as otherwise required by applicable law, the holders of shares of the Company’s common stock and Series “A” Preferred Stock must vote together as a single class. Since the shares of Series “A” Preferred Stock do not have cumulative voting rights, the holders of more than fifty percent of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividend Policy

Holders of the Company’s Series “A” Preferred Stock are entitled to dividends if declared by the Board of Directors out of funds legally available therefore.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Series “A” Preferred Stock are entitled to preferential amounts paid to the Company and must be repaid in full, if sufficient funds exist, the funds paid in exchange for such stock.

The Company has not designated any other series of preferred stock. Under the Company’s Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series.

Stock Transfer Agent

Island Stock Transfer is the registrar and transfer agent for the Company’s common stock. Its address is 100 2nd Avenue South, Suite 705 S, St. Petersburg, FL 33701 (telephone number: 727.289.0010).

Item 2.  Exhibits

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
3.3	Certificate of Amendment filed with the Nevada Secretary of State on September 10, 2007 (2)
3.4	Certificate of Change filed with the Nevada Secretary of State on September 11, 2007 (2)
3.5	Certificate of Amendment filed with the Nevada Secretary of State on September 11, 2007 (2)
3.6	Articles of Merger filed with the Nevada Secretary of State on October 6, 2008 (3)
3.7	Certificate of Designation filed with the Nevada Secretary of State on June 15, 2011 (4)
3.8	Certificate of Amendment filed with the Nevada Secretary of State on June 17, 2011 (4)
3.9	Amended and Restated Bylaws dated June 16, 2011 (4)
4.1	Instrument Defining the Right of Holders – Form of Share Certificate (1)

(1)	Included as exhibits to the Company’s amended registration statement on Form SB-2/A filed on February 8, 2007.

(2)	Included as an exhibit to the Company’s quarterly report on Form 10-QSB filed on October 15, 2007.

(3)	Included as an exhibit to the Company’s current report on Form 8-K filed on October 27, 2008.

(4)	Included as exhibits to the Company’s current report on Form 8-K filed on July 8, 2011.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GLOBAL HEALTH VENTURES INC.

Date: July 8, 2011	By:	/s/ Hassan Salari
Hassan Salari
President, Chief Executive Officer, Secretary, Treasurer, Director